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                              October 4, 2022

       Jesse Sutton
       Chief Executive Officer
       Ultimax Digital, Inc.
       420 Lexington Avenue, Suite 230
       New York, NY 10170

                                                        Re: Ultimax Digital,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 23,
2022
                                                            File No. 333-267590

       Dear Jesse Sutton:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 9, 2022 letter.

       Form S-1 Filed on September 23, 2022

       Capitalization, page 55

   1. You indicate on page 64 that you expect to repay your four promissory notes, plus accrued interest, from the
proceeds of this offering and that the convertible notes will either be repaid from the
proceeds of this offering or, at the option of the holders, converted into shares of your comment
stock. To the extent considered probable, tell us what
                                                        consideration you gave
to reflecting these changes in capitalization in your pro forma capitalization table.
In this regard, please refer to comment 1 in our letter dated August 9,
                                                        2022. In addition,
please explain how the estimated underwriting discounts and
                                                        commissions and
offering costs are reflected in the amount of pro forma stockholders equity.
 Jesse Sutton
Ultimax Digital, Inc.
October 4, 2022
Page 2
Dilution, page 56

2. Please explain how you computed the net tangible book value as of June 30, 2022. In this regard, you reported net assets as of June 30, 2022 of $(1,403,326). Exhibits and Financial Statement Schedules, page 110

3. Please revise to file a consent from your independent registered public accounting firm.
       You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 551-6756 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameJesse Sutton
                                                            Division of
Corporation Finance
Comapany NameUltimax Digital, Inc.
                                                            Office of
Technology
October 4, 2022 Page 2
cc:       Paul Goodman
FirstName LastName